                                                                    Exhibit h(5)

                          Domini Social Investments LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012

                                                               November 30, 2004

Domini Social Investment Trust
536 Broadway, 7th Floor
New York, New York 10012

         Re: Expense Limitation Agreement

Ladies and Gentlemen:

         Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the
"Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social
Bond Fund (the "Fund") or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund's aggregate expenses
(excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, 2.00% of the average daily net assets representing the Fund's
Class R shares.

         The agreement in this letter shall take effect on November 30, 2005, and shall remain in effect until November 30, 2014, absent an earlier modification by the Board of Trustees, which oversees the Fund.

         Please sign below to confirm your agreement with the terms of this letter.

                                       Sincerely,

                                       Domini Social Investments LLC

                                       By: /s/ Amy L. Domini
                                           -------------------------------------
                                           Title: Chief Executive Officer

Agreed:
Domini Social Investment Trust

By: /s/ Carole M. Laible
    -----------------------------------
    Title: Treasurer